FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the heading “About Reducol” on the website at www.reducol.com, is not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	March 14, 2006

Forbes Medi-Tech Announces Completion of Phyto-Source Sale and Receipt of Funds

~US$25 Million Received for Sale of Phyto-Source Interest ~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the completion of the sale of its interest in Phyto-Source, the Company’s 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of the Company’s former joint venture partner, Chusei (U.S.A.) Inc. Forbes has received the US$25 million under the agreement, announced February 23, 2006. Forbes has also received the remaining US$1 million of its original US$4 million loan to Phyto-Source. Additionally, all guarantees provided by Forbes USA to Phyto-Source’s lenders for the joint venture’s commercial term loan, line of credit and capital equipment lease have been discharged.

“The completion of this transaction represents a significant step in strengthening our balance sheet and solidifying our position as a Life Sciences Company dedicated to the prevention and treatment of cardiovascular disease,” said Charles Butt, President and CEO of Forbes Medi-Tech. “Moving forward, we will continue to build revenue from our value-added ingredient business with cholesterol-lowering Reducol™ at the forefront.”

As stated in our news release of February 23, 2006, the net proceeds of sale will be used for Forbes’ pharmaceutical and nutraceutical development programs. As Forbes’ joint venture interest was held in its U.S. subsidiary, U.S. taxes of approximately US$5.5 million are estimated to be payable on the sale proceeds.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Information contained on the website at www.reducol.com does not form part of this News Release.  This News Release contains forward-looking statements regarding the Company and its business, and in particular, regarding building revenue from the Company’s value-added ingredient business, use of the net proceeds of the sale of the Phyto-Source interest , and taxes payable, which statements can be identified by the use of forward-looking terminology such as “moving forward”, “continue to build”, “will be used”, “estimated to be payable”, “vision”, “to develop”,  “strategy” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether revenue will continue to build from the value-added ingredient business as anticipated or at all; the Company’s reliance on Phyto-Source for supplies of Reducol™ and other wood sterols and the risk that the supply agreement between the parties may be terminated early; uncertainty regarding the amount of U.S. taxes, the amount of the net proceeds of sale and the use thereof; uncertainty regarding market acceptance and demand  for products containing the  ingredients;  uncertainty whether the Company’s ingredient business will continue to build; product development risks; intellectual property risks; manufacturing risks; raw material and sterol supply risks; product liability and insurance risks; the effect of competition; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; changes in business strategy or development plans; the need to control costs and the possibility of unanticipated expenses; exchange rate fluctuations; and the Company’s need for future funding, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time at www.sec.gov and www.sedar.com for cautionary statements identifying other important factors with respect to such forward-looking statements, including additional risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.